Exhibit 99.1

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm
December 31, 2005

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholder
of Financial Security Assurance Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity, and cash flows present fairly, in all material respects, the financial position of Financial Security Assurance Inc. and Subsidiaries (the “Company”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 20 to the consolidated financial statements, in 2003 the Company changed its method of accounting for its interest in certain variable interest entities.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 24, 2006

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of
	December 31, 2005	December 31, 2004
ASSETS
Bonds at fair value (amortized cost of $4,208,011 and $3,838,115)	$4,370,469	$4,089,911
Equity securities at fair value (cost of $54,370 and $54,300)	54,370	54,300
Short-term investments	133,283	115,596
Variable interest entities’ bonds at fair value (amortized cost of $1,155,832 and $1,342,489)	1,155,992	1,346,355
Variable interest entities’ guaranteed investments contracts at fair value (amortized cost approximates fair value)	1,021,791	961,925
Variable interest entities’ short-term investment portfolio	2,674	1,194
Total investment portfolio	6,738,579	6,569,281
Assets acquired in refinancing transactions:
Bonds at fair value (amortized cost of $5,945 and $151,895)	9,145	157,036
Securitized loans	296,965	369,750
Other	161,763	222,150
Total assets acquired in refinancing transactions	467,873	748,936
Cash	10,376	10,005
Deferred acquisition costs	335,129	308,015
Prepaid reinsurance premiums	865,192	759,191
Reinsurance recoverable on unpaid losses	36,339	35,419
Other assets	1,162,562	1,125,619
TOTAL ASSETS	$9,616,050	$9,556,466
LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY
Deferred premium revenue	$2,380,600	$2,101,248
Losses and loss adjustment expenses	205,718	179,941
Variable interest entities’ debt	2,708,773	2,853,963
Deferred federal income taxes	238,342	253,772
Notes payable to affiliate	463,575	753,614
Surplus notes	108,850	108,850
Minority interest	254,123	300,052
Accrued expenses and other liabilities	353,643	307, 791
TOTAL LIABILITIES AND MINORITY INTEREST	6,713,624	6,859,231
COMMITMENTS AND CONTINGENCIES
Preferred stock (5,000.1 and 0 shares authorized; 0 shared issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized; issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital—common	841,828	839,077
Accumulated other comprehensive income (net of deferred income taxes of $58,198 and $88,057)	108,082	170,620
Accumulated earnings	1,937,516	1,672,538
TOTAL SHAREHOLDER’S EQUITY	2,902,426	2,697,235
TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY	$9,616,050	$9,556,466

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2005	2004	2003
REVENUES:
Net premiums written	$604,411	$602,903	$621,824
Net premiums earned	$431,059	$410,439	$363,913
Net investment income	199,227	170,942	153,071
Net realized gains (losses)	5,177	(970)	5,195
Variable interest entities’ interest income	105,561	74,286	31,076
Net realized and unrealized gains (losses) on derivative instruments	(124,851)	304,843	228,208
Income from assets acquired in refinancing transactions	35,183	31,634	20,705
Net realized gains from assets acquired in refinancing transactions	6,508	—	—
Other income	13,463	6,365	1,235
TOTAL REVENUES	671,327	997,539	803,403
EXPENSES:
Losses and loss adjustment expenses	25,365	20,599	34,486
Interest expense	33,608	31,499	30,036
Variable interest entities’ interest expense	124,219	126,793	58,595
Policy acquisition costs	68,340	62,201	58,391
Variable interest entities’ foreign exchange (gain) loss	(162,398)	79,270	118,269
Other operating expenses	74,212	69,835	49,668
TOTAL EXPENSES	163,346	390,197	349,445
INCOME BEFORE INCOME TAXES, MINORITY INTEREST, EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES, AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	507,981	607,342	453,958
Provision for income taxes:
Current	128,611	62,489	83,044
Deferred	14,412	60,929	19,032
Total provision	143,023	123,418	102,076
NET INCOME BEFORE MINORITY INTEREST, EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATES, AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	364,958	483,924	351,882
Minority interest	(12,980)	(120,397)	(52,153)
Equity in earnings of unconsolidated affiliates	—	3,761	19,077
Cumulative effect of accounting change, net of income taxes of $2,598	—	—	4,800
NET INCOME	351,978	367,288	323,606
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized gains (losses) arising during period [net of deferred income tax provision (benefit) of $(36,635), $5,676 and $12,329]	(49,954)	11,968	18,929
Less: reclassification adjustment for gains (losses) included in net income [net of deferred income tax provision (benefit) of $6,776, $(542) and $1,389]	12,584	(428)	3,965
Other comprehensive income (loss)	(62,538)	12,396	14,964
COMPREHENSIVE INCOME	$289,440	$379,684	$338,570

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(in thousands)

	Common Stock	Additional Paid-In Capital- Common	Unrealized Gain on Investments	Accumulated Earnings	Total
BALANCE, December 31, 2002	$15,000	$813,002	$143,260	$1,011,644	$1,982,906
Net income for the year				323,606	323,606
Net change in accumulated other comprehensive income (net of deferred income tax expense of $10,940)			14,964		14,964
Capital contribution from Parent		10,521			10,521
Capital issuance costs		(3,605)			(3,605)
BALANCE, December 31, 2003	15,000	819,918	158,224	1,335,250	2,328,392
Net income for the year				367,288	367,288
Net change in accumulated other comprehensive income (net of deferred income tax expense of $6,218)			12,396		12,396
Dividends paid				(30,000)	(30,000)
Capital contribution from Parent		20,419			20,419
Capital issuance costs		(1,260)			(1,260)
BALANCE, December 31, 2004	15,000	839,077	170,620	1,672,538	2,697,235
Net income for the year				351,978	351,978
Net change in accumulated other comprehensive income (net of deferred income tax (benefit) of $(29,859))			(62,538)		(62,538)
Dividends paid				(87,000)	(87,000)
Capital contributions		4,094			4,094
Capital issuance costs		(1,343)			(1,343)
BALANCE, December 31, 2005	$15,000	$841,828	$108,082	$1,937,516	$2,902,426

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Premiums received, net	$621,877	$588,341	$599,000
Policy acquisition and other operating expenses paid, net	(165,833)	(134,067)	(99,321)
Recoverable advances recovered (paid)	(362)	7,327	(959)
Losses and loss adjustment expenses paid	(1,124)	(42,936)	(5,972)
Net investment income received	200,623	170,958	143,615
Variable interest entities’ net investment income received	40,599	30,189	13,964
Variable interest entities’ interest paid	(6,739)	(3,216)	(3,585)
Variable interest entities’ net derivative payments	(25,655)	(18,986)	(8,808)
Federal income taxes paid	(114,066)	(61,863)	(77,815)
Interest paid	(33,748)	(32,765)	(29,380)
Income received from refinanced assets	37,359	28,485	25,617
Other, net	(4,344)	5,030	17,257
Net cash provided by operating activities	548,587	536,497	573,613
Cash flows from investing activities:
Proceeds from sales and maturities of bonds (see Note 3)	1,846,654	1,423,549	1,536,735
Purchases of bonds	(2,189,640)	(1,882,243)	(2,116,828)
Purchases of property and equipment	(32,354)	(5,130)	(477)
Net decrease (increase) in short-term investments	(17,687)	(23,955)	84,496
Purchases of variable interest entities’ bonds	(309,674)	(144,639)	(146,239)
Maturity of variable interest entities’ bonds	292,150	213,825	—
Net decrease in variable interest entities’ short-term investments	(1,479)	9,908	13,048
Assets acquired in refinancing transactions	—	(378,672)	(53,625)
Paydowns of assets acquired in refinancing transactions	92,514	102,534	51,395
Proceeds from sales of assets acquired in refinancing transactions	182,701	60,953	—
Other investments	2,127	14,305	4,643
Net cash used in investing activities	(134,688)	(609,565)	(626,852)
Cash flows from financing activities:
Distribution to minority shareholder	(55,443)	(6,980)	(3,290)
Surplus notes repaid	—	(44,000)	(60,000)
Proceeds from issuance of variable interest entities’ debt	206,674	102,139	101,189
Issuance of notes payable	—	378,672	53,625
Repayment of notes payable	(287,186)	(130,157)	(50,600)
Capital issuance costs	(1,343)	(1,260)	(3,605)
Dividends paid	(87,000)	(30,000)	—
Repayment of variable interest entities’ preferred stock	—	(6,300)	—
Repayment of variable interest entities’ debt	(189,230)	(190,681)	—
Net cash (used in) provided by financing activities	(413,528)	71,433	37,319
Net increase (decrease) in cash	371	(1,635)	(15,920)
Cash at beginning of year	10,005	11,640	27,560
Cash at end of year	$10,376	$10,005	$11,640

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(in thousands)

	Years Ended December 31,
	2005	2004	2003
Reconciliation of net income to net cash flows from operating activities:
Net income	$351,978	$367,288	$323,606
Increase in accrued investment income	(2,471)	(4,281)	(9,904)
Increase in deferred premium revenue net of prepaid reinsurance premiums	173,351	192,464	259,072
Increase in deferred acquisition costs	(27,114)	(34,369)	(19,869)
(Decrease) Increase in current federal income taxes payable	13,581	(3,113)	12,756
Increase (decrease) in unpaid losses and loss adjustment expenses	24,857	(29,651)	28,736
Decrease in amounts withheld for others	—	—	(18)
Provision (benefit) for deferred income taxes	14,412	60,929	21,630
Net realized (gains) losses on investments	(11,685)	970	(5,195)
Depreciation and accretion of discount	7,905	9,550	3,899
Minority interest and equity in earnings of unconsolidated subsidiaries	12,980	116,636	33,076
Change in other assets and liabilities	(9,207)	(139,926)	(74,176)
Cash provided by operating activities	$548,587	$536,497	$573,613

On July 1, 2003, the Company consolidated $2.9 billion in assets and $2.9 billion in liabilities relating to variable interest entities with no corresponding cash movement.

In 2005, 2004 and 2003, the Company received a tax benefit of $4.1 million, $20.4 million and $10.5 million, respectively, by utilizing its Parent’s losses. These amounts were recorded as a capital contribution.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

1.   ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (“FSA” or, with its consolidated entities, the “Company”), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the “Parent”), is a New York insurance company. The Company is engaged in providing financial guaranty insurance on municipal and asset-backed obligations. The Company’s underwriting policy is to insure municipal and asset-backed obligations that it determines would be of investment-grade quality without the benefit of the Company’s insurance. The municipal obligations insured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing powers and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ abilities to impose and collect fees and charges for public services or specific projects. Municipal obligations include obligations backed by the cash flow from leases or other revenues from projects serving a substantial public purpose, including government office buildings, toll roads, healthcare facilities and utilities. The asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets, such as residential mortgage loans, consumer receivables, securities or other assets having an ascertainable cash flow or market value. The Company also insures synthetic asset-backed obligations that generally take the form of credit default swap (“CDS”) obligations or credit-linked notes that reference pools of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans. Financial guaranty insurance written by the Company guarantees scheduled payments on an issuer’s obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation’s original payment schedule or, at its option, to pay such amounts on an accelerated basis. In addition, the Company insures guaranteed investment contracts (“GICs”) issued by FSA Capital Management Services LLC (“FSACM”), FSA Capital Markets Services (Caymans) Ltd. and, prior to April 2003, FSA Capital Markets Services LLC (collectively, the “GIC Affiliates”), affiliates of the Company.

The Company expects to continue to emphasize a diversified insured portfolio characterized by insurance of both municipal and asset-backed obligations, with a broad geographic distribution and a variety of revenue sources and transaction structures. The Company’s insured portfolio consists primarily of municipal and asset-backed obligations originated in the United States of America, but the Company has also written and continues to pursue business in Europe and the Asia Pacific region.

The Company consolidates the results of certain variable interest entities (“VIEs”), including FSA Global Funding Limited (“FSA Global”), Premier International Funding Co. (“Premier”) and Canadian Global Funding Corporation (“Canadian Global”). The Company consolidated FSA Global and Canadian Global beginning in the third quarter of 2003 in accordance with Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”). The Company also began to consolidate Premier in the third quarter of 2003 as a result of obtaining control rights. The Company refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated.

FSA Global is a special purpose funding vehicle owned 29% by an affiliate of the Company. FSA Global issues FSA-insured medium term notes and invests the proceeds from the sale of its notes in FSA-insured obligations with a view towards realizing the yield difference between the notes issued and the obligations purchased with the note proceeds. The majority of Canadian Global’s assets were liquidated and its liabilities satisfied during the third quarter of 2004. Premier is principally engaged in debt defeasance for lease transactions.

The Company’s management believes that the assets held by FSA Global, Premier and the refinancing vehicles, including those that are eliminated in consolidation, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. Substantially all of FSA Global’s assets are pledged as collateral to secure the repayment, on a pro rata basis, of FSA Global’s debt.

On July 5, 2000, the Parent completed a merger in which the Parent became a direct subsidiary of Dexia Holdings, Inc. (“Dexia Holdings”) which, in turn, is owned 90% by Dexia Crédit Local S.A. (“Dexia Crédit Local”) and 10% by Dexia S.A. (“Dexia”), a Belgiun corporation whose shares are traded on the Euronext Brussels and Euronext Paris markets as well as on the Luxembourg Stock Exchange.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which differ in certain material respects from the accounting practices prescribed or permitted by insurance regulatory authorities (see Note 5). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the Company’s consolidated balance sheets at December 31, 2005 and 2004, the reported amounts of revenues and expenses in the statements of operations and comprehensive income during the years ended December 31, 2005, 2004 and 2003 and disclosure of contingent assets and liabilities. Such estimates and assumptions include, but are not limited to, losses and loss adjustment expenses, fair value of financial instruments and the deferral and amortization of policy acquisition costs. Actual results may differ from those estimates. Significant accounting policies under GAAP are as follows:

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its direct and indirect subsidiaries, principally including FSA Insurance Company, Financial Security Assurance International Ltd. (“FSA International”), and Financial Security Assurance (U.K.) Limited (collectively, the “Subsidiaries”). The Consolidated Financial Statements also include the accounts of certain VIEs as described in Note 1. All intercompany accounts and transactions have been eliminated. Certain prior-year balances have been reclassified to conform to the current year presentation.

Investments

Investments in debt and equity securities designated as available for sale are carried at fair value. The unrealized gain or loss on investments that are not hedged or are economically hedged but do not qualify for hedge accounting is reflected as a separate component of shareholders’ equity, net of applicable deferred income taxes. The unrealized gain or loss attributable to the hedged risk on investments that qualify as fair-value hedges is recorded in income currently.

Bond discounts and premiums are amortized on the effective yield method over the remaining terms of the securities acquired. For mortgage-backed securities and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income. Short-term investments, which are those investments with a maturity of less than one year at time of purchase, are carried at cost, which approximates fair value. Cash equivalents are amounts deposited in money market funds and investments with a maturity at time of purchase of three months or less and are included in short-term investments. Mortgage loans are carried at the lower of cost or market on an aggregate basis. Realized gains or losses on sale of investments are determined on the basis of specific identification. Investment income is recorded as earned. Other-than-temporary impairments are reflected in earnings as a realized loss.

Investments in unconsolidated affiliates were based on the equity method of accounting (see Note 16). The Company records its share of unrealized gains or losses of the unconsolidated affiliates, net of applicable deferred taxes, in other comprehensive income.

Derivatives

The Company enters into derivative contracts to manage interest rate and foreign currency exposure of the VIE debt and VIE bond portfolio. The derivatives are recorded at fair value. These derivatives generally include interest-rate and currency swap agreements, which are primarily utilized to convert the Company’s fixed-rate obligations and investments on its VIE debt and VIE bond portfolio into U.S. dollar floating-rate obligations. The gains and losses relating to the fair-value of derivatives are included in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income.

The gains and losses related to derivatives designated as fair-value hedges are included in net interest income from variable interest entities and net interest expense from variable interest entities, as appropriate, along with the offsetting change in the fair value of the risk being hedged.

The Company has also insured a number of CDS agreements that it intends, in each case, to hold for the full term of the agreement. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. Changes in fair value are recorded in net realized and unrealized gains (losses) on derivative instruments and in other assets or other liabilities, as appropriate. The Company uses quoted market prices, when available, to determine fair value. If quoted prices are not available, management uses internally developed estimates of fair value. Due to a lack of a quoted market for the CDS obligations written by the Company, estimates generated from the Company’s valuation process may differ materially from values that may be realized in market transactions.

Premium Revenue Recognition

Gross and ceded premiums received in upfront payouts are earned in proportion to the expiration of the related risk. For upfront premium transactions, premium earnings are greater in the earlier periods when there is a higher amount of exposure outstanding. The amount of risk outstanding is equal to the sum of the par amount of debt insured over the expected period of coverage. Deferred premium revenue and prepaid reinsurance premiums represent the portion of gross and ceded premium, respectively, that is applicable to coverage of risk to be provided in the future on policies in force. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium revenue and prepaid reinsurance premium, less any amount credited to a refunding issue insured by the Company, are recognized.

For premiums received on an installment basis, the Company earns the premium over each installment period, typically less than one year, throughout the period of coverage. Typically, installment premiums are applicable to insured transactions that involve CDS or special purpose vehicles (“SPVs”) structured to finance pools of assets such as auto loans or mortgage loans. Premiums on such transactions are typically paid in installments because premium is paid from the interest spread available to the SPV (i.e. the difference in interest rate between the yield on its assets and the yield on its liabilities). The nature of the assets financed can have uncertain debt service schedules due to prepayments. When the Company, through its ongoing credit review process, identifies transactions where premiums are paid on an installment basis and certain default triggers have been breached, the Company ceases to earn premiums on such transactions.

Losses and Loss Adjustment Expenses

Background

Financial guaranty insurance generally provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Upon a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation’s original payment schedule or, at its option, to pay such amounts on an accelerated basis.

The financial guaranty industry has emerged over the past thirty-four years. Management believes that existing insurance accounting under Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), does not specifically address financial guaranty insurance. Accordingly, the accounting for loss and loss adjustment expenses within the financial guaranty insurance industry has developed based on analogy to the most directly comparable elements of existing literature, including sections of SFAS 60, Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS 5”) and Emerging Issues Task Force Issue 85-20, “Recognition of fees for guaranteeing a loan” (“EITF 85-20”).

Company-specific policy

The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses (“LAE”), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

The Company calculates a loss and LAE liability based upon identified risks inherent in its insured portfolio. If an individual policy risk has a probable loss as of the balance sheet date, a case reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

Case reserves for financial guaranty insurance companies differ from those of traditional property and casualty insurance companies. The primary difference is that traditional property and casualty case reserves include only claims that have been incurred and reported to the insurance company. In a traditional property and casualty company, claims are incurred when defined events occur such as an auto accident, home fire or storm. Unlike traditional property and casualty claims, financial guaranty losses arise from the extension of credit protection and occur as the result of the credit deterioration of the issuer of the insured obligations over the lives of those insured obligations. Such deterioration and ultimate loss amounts can be projected based on historical experience in order to estimate probable loss, if any. Accordingly, specific loss events that require case reserves include (1) policies under which claim payments have been made and additional claim payments are expected, and (2) policies under which claim payments are probable and reasonably estimable, but have not yet been made.

The Company establishes a case reserve for the present value of the estimated loss, net of subrogation recoveries, when, in management’s opinion, the likelihood of a future loss on a particular insured obligation is probable and reasonably estimable at the balance sheet date. When an insured obligation has met the criteria for establishing a case reserve and that transaction pays a premium in installments, those premiums, if expected to be received prospectively, are considered a form of recovery and are no longer earned as premium revenue. A case reserve is determined using cash flow or similar models that represent the Company’s estimate of the net present value of the anticipated shortfall between (1) scheduled payments on the insured obligation plus anticipated loss adjustment expenses and (2) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. The estimated loss, net of recovery, on a transaction is discounted using the risk-free rate appropriate for the term of the insured obligation at the time the reserve is established and is not subsequently adjusted.

The Company records a non-specific reserve to reflect the credit risks inherent in its portfolio. The non-specific and case reserves, together represent the Company’s estimate of total reserves. Generally, when an insured credit deteriorates to a point where claims are expected, a case reserve is established. The establishment of a non-specific reserve for credits that have not yet defaulted is a common practice in the financial guaranty industry, although there are differences in the specific methodologies applied by other financial guarantors in establishing and measuring these reserves.

The Company establishes a non-specific reserve on its portfolio of credits because management believes that a portfolio of insured obligations will deteriorate over its life and that the existence of inherent loss can be proven statistically by data such as rating agency publications. The establishment of the reserve is a systematic process that considers this quantitative, statistical information obtained primarily from Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”), together with qualitative factors such as overall credit quality trends resulting from economic and political conditions, recent loss experience in particular segments of the portfolio and changes in underwriting policies and procedures. The factors used to establish reserves are evaluated periodically by comparing the statistically computed loss amount with the incurred losses as represented by case reserve activity to develop an experience factor, that is updated and applied to current-year originations. The process results in management’s best estimate of inherent losses associated with providing credit protection at each balance sheet date.

The non-specific reserve established considers all levels of protection (e.g., reinsurance and overcollateralization). Net par outstanding for policies originated in the current period is multiplied by loss frequency and severity factors, with the resulting amounts discounted at the risk-free rates using the treasury yield curve (the “statistical calculation”). The discount rate does not change and is used to accrete the loss for the life of each policy. The loss factors used for the calculation are the product of default frequency rates obtained from Moody’s and severity factors obtained from S&P. Moody’s is chosen for default frequency rates due to its credibility, large population, statistical format and reliability of future update. The Moody’s default information is applied to all credit sectors or asset classes as described below. In its publication of default rates from 1970-2004, Moody’s tracks bonds over a twenty year horizon by credit rating at time of issuance. For the purpose of establishing appropriate severity factors, the Company’s methodology segregates the portfolio into asset classes, including health care transactions, all other municipal transactions, pooled corporate transactions, commercial real estate, and all other asset-backed transactions. The severity factors are derived from capital charge assessments provided by S&P. S&P capital charges project loss levels by asset class and are incorporated into their capital adequacy stress scenario analysis.

The product of the current-year statistical calculation multiplied by the current-year experience factor represents the present value of loss amounts calculated for current-year originations. The experience factor is based on the Company’s inception-to-date historical losses (starting from 1993, when the Company established the non-specific reserve methodology). The experience factor is calculated by dividing cumulative inception-to-date actual losses incurred by the Company by the cumulative inception-to-date losses determined by the statistical calculation. The experience factor that applies to the whole portfolio is reviewed, and, where appropriate, updated periodically, but no less than annually.

The present value of loss amounts calculated for the current-year originations is established at inception of the policy and there is no subsequent change unless significant adverse or favorable loss experience is observed. In the event that the experience factor is either increased or decreased based on adverse or favorable loss experience, an analysis is performed of the non-specific reserve balance with particular emphasis on the asset class, if any, driving the experience factor adjustment. The objective of such analysis is to quantify the appropriate adjustment to the overall non-specific reserve balance for the change in experience. The adjustment that increases or decreases the non-specific reserve is charged or credited to loss expense.

The present value of loss amounts calculated for the current-year originations plus an amount representing the accretion of discount pertaining to prior-year originations are charged to loss expense and increase the non-specific loss reserve after adjustments that may be made to reflect observed favorable or adverse experience. The entire non-specific reserve is available to absorb probable losses inherent in the portfolio. As there are no specific losses provided in the non-specific reserve, there is no identifiable reinsurance recoverable. At the time that a case reserve is identified, the gross loss liability is recognized along with the reinsurance recoverable, if any. The amount of reinsurance recoverable depends on the policy ceded and the reinsurance agreements covering such policy. Management cannot predict the specific policies that will emerge as case-basis losses from the portfolio and is not entitled to recovery from the reinsurer in advance of producing a case reserve.

Since the non-specific reserve contains the inherent losses of the portfolio, when a case reserve adjustment is deemed appropriate, whether the result of adverse or positive credit developments, accretion or the addition of a new case reserve, a full transfer is made between the non-specific reserve and the case reserve balances with no effect to income. The adequacy of the non-specific reserve balance is reviewed periodically and at least annually based on a review of the Company’s inception-to-date cumulative losses divided by the total inception-to-date cumulative net par underwritten. This inception-to-date result is compared with the product of the non-specific reserves divided by the net par outstanding as of the balance sheet date. In the event that such ratios are not in line, then further analysis is performed to quantify appropriate adjustments that may be either charges or benefits on the statements of operations and comprehensive income, as occurred in 2003, 2004 and 2005.

The table below presents the significant assumptions inherent in the calculations of the case and non-specific reserves.

	As of December 31,
	2005	2004
Case reserve discount rate	3.13%-5.90%	3.13%-5.90%
Non-specific reserve discount rate	1.20%-7.95%	1.20%-7.95%
Current experience factor	1.8	2.0

Reserving Methodology Industry Practice

Management is aware that there are differences regarding the method of defining and measuring both case reserves and non-specific reserves among participants in the financial guaranty industry. Other financial guarantors may establish case reserves only after a default and use different techniques to estimate probable loss. Other financial guarantors may establish the equivalent of non-specific reserves, but refer to these reserves by various terms such as, but not limited to, “unallocated losses,” “active credit reserves” and “portfolio reserves,” or may use different statistical techniques from those the Company uses to determine loss at a given point in time.

Management believes that existing accounting literature does not address the unique attributes of financial guaranty insurance. As an insurance enterprise, the Company initially refers to the accounting and financial reporting guidance in SFAS 60. In establishing loss liabilities, the Company relies principally on SFAS 60, which prescribes differing treatment depending on whether a contract is a short-duration contract or a long-duration contract. Financial guaranty insurance does not fall clearly within the definition of either short-duration or long-duration contracts. Therefore, the Company does not believe that SFAS 60 alone provides sufficient guidance for financial guaranty claim liability recognition.

As a result, the Company also analogizes to SFAS 5, which requires the establishment of liabilities when a loss is both probable and reasonably estimable. The Company also relies by analogy on EITF 85-20, which provides general guidance on the recognition of losses related to guaranteeing a loan. In the absence of a comprehensive accounting model provided by SFAS 60, industry participants, including the Company, have looked to such other guidance referred to above to develop their accounting policies for the establishment and measurement of loss liabilities. The Company believes that its financial guaranty loss reserve policy is appropriate under the applicable accounting literature, and that it best reflects the fact that a portfolio of credit-based insurance, comprising irrevocable contracts that cannot be unilaterally changed by the insurer and that match the maturity terms of the underlying insured obligation, contains probable and reasonably estimable losses.

In January and February of 2005, the Securities and Exchange Commission (“SEC”) staff discussed with financial guaranty industry participants, differences in loss recognition practices among those participants. Based on discussions with the SEC staff, the Company understands that the Financial Accounting Standards Board (“FASB”) staff is considering additional guidance regarding financial guaranty insurance. When and if the FASB or SEC reach a conclusion on this issue, the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies, and the potential changes could extend to premium and expense recognition. The Company cannot predict how the FASB or SEC will resolve this issue and the resulting impact on its financial statements.

Until additional guidance is issued, the Company intends to continue applying its existing policy regarding the establishment of both case and non-specific loss reserves.

Deferred Acquisition Costs

Deferred acquisition costs are comprised of expenses related to the production of business, including commissions paid on reinsurance assumed, compensation and related costs of underwriting and marketing personnel, certain rating agency fees, premium taxes and certain other underwriting expenses, reduced by ceding commission received on premiums ceded to reinsurers. Deferred acquisition costs are amortized over the period in which the related premiums are earned. When an insured issue is retired or defeased prior to the end of the expected period of coverage, the remaining deferred acquisition cost is recognized. A premium deficiency would be recognized if the present value of anticipated losses and loss adjustment expenses exceeded the sum of deferred premium revenue and estimated installment premiums.

VIE Debt

VIE debt is recorded at amortized cost. The Company may enter into associated transactions in order to reduce the Company’s exposure to fluctuations in interest and foreign currency rates and its related effect on the fair value of the debt. The change in the fair value of the hedged item in a qualifying accounting hedge attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in income currently. VIE debt may include hybrid debt instruments that contain embedded derivatives. Under certain conditions, embedded derivatives are required to be separated from the debt instrument and accounted for at fair value, with all changes reflected through earnings.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the spot rate at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses denominated in foreign currencies are translated at average rates prevailing during the year.

Unrealized gains and losses on available-for-sale securities, net of deferred taxes, resulting from translating investments denominated in foreign currencies are recorded in shareholders’ equity. Gains and losses from transactions in foreign currencies are recorded in income.

Federal Income Taxes

The provision for income taxes consists of an amount for taxes currently payable and a provision for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and the financial statement basis.

Non-interest-bearing tax and loss bonds are purchased to prepay the tax benefit that results from deducting contingency reserves as provided under Internal Revenue Code Section 832(e). The Company records the purchase of tax and loss bonds in other assets.

Assets Acquired in Refinancing Transactions

Asset-backed senior notes represent the Company’s purchase of less than 50% of a refinanced transaction. Asset-backed senior notes are carried at cost, with any reduction in carrying value recognized as an adjustment to yield.

3.   INVESTMENTS

Bonds and short-term deposits at amortized cost of $9.9 million and $9.7 million at December 31, 2005 and 2004, respectively, were on deposit with state regulatory authorities as required by insurance regulations.

Consolidated net investment income, excluding income attributable to the variable interest entities’ bond and short term portfolio (the “VIE portfolio”), consisted of the following (in thousands):

	Years Ended December 31,
	2005	2004	2003
Bonds and short-term investments	$193,347	$173,849	$155,963
Equity investments	8,931	—	—
Investment expenses	(3,051)	(2,907)	(2,892)
Net investment income	$199,227	$170,942	$153,071

The credit quality of bonds, excluding the VIE portfolio, at December 31, 2005 was as follows:

Rating(1)	Percent of Bonds
AAA	78.4%
AA	17.6
A	4.0
100.0%

(1)          Ratings are based on the lower of Moody’s or S&P ratings available at December 31, 2005.

Of the bonds included in the investment portfolio, excluding the VIE portfolio, 6.9% were Triple-A by virtue of insurance provided by FSA (“FSA-Insured Investments”). Over 95% of the FSA-Insured Investments were investment grade without giving effect to the FSA insurance. The average shadow rating, which is the rating without giving effect to the FSA guaranty, of the FSA-Insured Investments was the Double-A range.

The amortized cost and fair value of the investment portfolio, excluding the VIE portfolio, were as follows (in thousands):

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$189,368	$3,554	$(748)	$192,174
Obligations of states and political subdivisions	3,431,046	173,279	(5,457)	3,598,868
Foreign	116,217	1,260	(5,191)	112,286
Mortgage-backed securities	245,783	807	(4,487)	242,103
Corporate securities	185,381	1,797	(2,114)	185,064
Asset-backed securities	40,216	10	(252)	39,974
Subtotal	4,208,011	180,707	(18,249)	4,370,469
Short-term investments	133,283	—	—	133,283
Total	$4,341,294	$180,707	$(18,249)	$4,503,752

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of
U.S. government corporations and agencies	$143,915	$4,984	$(347)	$148,552
Obligations of states and political subdivisions	3,058,967	220,875	(1,987)	3,277,855
Foreign	126,099	19,895	(714)	145,280
Mortgage-backed securities	219,834	3,619	(1,322)	222,131
Corporate securities	232,457	7,056	(504)	239,009
Asset-backed securities	56,843	312	(71)	57,084
Subtotal	3,838,115	256,741	(4,945)	4,089,911
Short-term investments	115,596	—	—	115,596
Total	$3,953,711	$256,741	$(4,945)	$4,205,507

The following table shows the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities, excluding the VIE portfolio, have been in a continuous unrealized loss position, at December 31, 2005 (in thousands):

	As of December 31, 2005
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$65,026	$(429)	$14,635	$(319)	$79,661	$(748)
Obligations of states and political subdivisions	375,766	(3,609)	108,031	(1,848)	483,797	(5,457)
Mortgage-backed securities	137,833	(2,195)	48,060	(2,292)	185,893	(4,487)
Corporate securities	102,576	(1,482)	23,650	(632)	126,226	(2,114)
Foreign	37,480	(5,181)	1,508	(10)	38,988	(5,191)
Asset-backed securities	18,540	(124)	14,813	(128)	33,353	(252)
Total	$737,221	$(13,020)	$210,697	$(5,229)	$947,918	$(18,249)

	As of December 31, 2004
	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$50,812	$(183)	$4,189	$(164)	$55,001	$(347)
Obligations of states and political subdivisions	214,194	(1,266)	67,095	(721)	281,289	(1,987)
Mortgage-backed securities	32,701	(304)	38,784	(1,018)	71,485	(1,322)
Corporate securities	26,725	(161)	17,859	(343)	44,584	(504)
Foreign	1,722	(39)	40,136	(675)	41,858	(714)
Asset-backed securities	16,279	(71)	—	—	16,279	(71)
Total	$342,433	$(2,024)	$168,063	$(2,921)	$510,496	$(4,945)

The Company periodically monitors its investment portfolio for individual investments in an unrealized loss position in order to assess whether any investment is considered other-than-temporarily impaired. In each case, the Company determines the nature and cause of the decline and whether the Company maintains the ability and intent to hold the security until the unrealized loss may reverse or until maturity. At December 31, 2005, there were 96 securities that were in an unrealized loss position for a continuous 12-month period or longer. None of the 96 securities had an unrealized loss that exceeded book value by 11% at December 31, 2005. At December 31, 2005, the Company determined that no investments were considered other-than-temporarily impaired.

The amortized cost and fair value of bonds in the investment portfolio, excluding the VIE portfolio, at December 31, 2005, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$225,593	$225,655
Due after one year through five years	1,187,634	1,247,746
Due after five years through ten years	670,695	701,085
Due after ten years	1,971,373	2,047,189
Mortgage-backed securities (stated maturities of 1 to 30 years)	245,783	242,103
Asset-backed securities (stated maturities of 2 to 29 years)	40,216	39,974
Total	$4,341,294	$4,503,752

Proceeds from sales of bonds for the investment portfolio, excluding the VIE portfolio, during 2005, 2004 and 2003 were $1,717.0 million, $1,155.7 million and $1,093.9 million, respectively. Proceeds from maturities of bonds for the investment portfolio during 2005, 2004 and 2003 were $129.7 million, $267.8 million and $442.8 million, respectively. Gross gains of $10.8 million, $4.5 million and $11.5 million and gross losses of $5.6 million, $5.5 million and $6.3 million were realized on sales in 2005, 2004 and 2003, respectively.

4.   DEFERRED ACQUISITION COSTS

Acquisition costs deferred for amortization against future income and the related amortization charged to expenses are as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003
Balance, beginning of period	$308,015	$273,646	$253,777
Costs deferred during the period:
Ceding commission income, net	(63,174)	(65,838)	(73,943)
Premium taxes	20,894	16,551	16,773
Compensation and other acquisition costs	137,734	145,857	135,430
Total	95,454	96,570	78,260
Costs amortized during the period	(68,340)	(62,201)	(58,391)
Balance, end of period	$335,129	$308,015	$273,646

5.   STATUTORY ACCOUNTING PRACTICES

GAAP differs in certain significant respects from statutory accounting practices applicable to the Company and its insurance company subsidiaries, that are prescribed or permitted by insurance authorities. The principal differences result from the following statutory accounting practices:

•        upfront premiums are recognized as earned when related principal and interest have expired rather than over the expected coverage period;

•        acquisition costs are charged to operations as incurred rather than as related premiums are earned;

•        a contingency reserve (rather than a non-specific reserve) is computed based on the following statutory requirements:

1)               For all policies written prior to July 1, 1989, an amount equal to 50% of cumulative earned premiums less permitted reductions plus

2)               For all policies written on or after July 1, 1989, an amount equal to the greater of 50% of premiums written for each category of insured obligation or a designated percentage of principal guaranteed for that category. These amounts are provided each quarter as either  1/60th or  1/80th of the total required for each category, less permitted reductions;

•        certain assets designated as “non-admitted assets” are charged directly to statutory surplus but are reflected as assets under GAAP;

•        deferred tax assets are generally admitted to the extent reversals of existing temporary differences in the subsequent year can be recovered through carry back;

•        insured CDS are considered to be insurance contracts, not derivative contracts recorded at fair value;

•        bonds are carried at amortized cost;

•        VIEs and refinancing vehicles are not consolidated under statutory accounting standards; and

•        surplus notes are recognized as surplus rather than as a liability unless approved for repayment

Reconciliations of net income for the years ended 2005, 2004 and 2003 and shareholders’ equity at December 31, 2005 and 2004, reported by the Company on a GAAP basis, to the amounts reported by the insurance company subsidiaries on a statutory basis, are as follows (in thousands):

	Year Ended December 31,
Net Income:	2005	2004	2003
FSA consolidated GAAP net income	$351,978	$367,288	$323,606
Deferral of net acquisition costs	(95,454)	(96,571)	(78,259)
Amortization of acquisition costs	68,340	62,202	58,391
Fair-value adjustment on derivatives	(9,836)	(54,182)	(35,091)
Loss expense	17,276	3,889	21,813
Consolidation of assets acquired in refinancing transactions	(10,207)	(6,771)	(335)
Deferred income tax	17,335	63,465	11,364
Current income tax	(2,416)	(18,706)	(18,048)
Earned premium	(44,388)	(74,707)	(25,178)
Other	342	(3,826)	4,681
FSA consolidated statutory net income	$292,970	$242,081	$262,944

	As of December 31,
Shareholders’ Equity:	2005	2004
FSA consolidated GAAP Equity	$2,902,426	$2,697,235
Deferred acquisition costs	(335,129)	(308,015)
Fair-value of derivatives	(56,811)	(47,343)
Loss reserves	115,162	96,381
Contingency reserves	(906,841)	(1,099,462)
Unrealized gain on investments	(174,878)	(240,895)
Consolidation of assets acquired in refinancing transactions	248	(1,960)
Surplus notes	93,850	74,299
Deferred income taxes	263,206	275,323
Deferred premium revenue	(335,037)	(307,173)
Other	(55,521)	43,031
FSA statutory surplus	1,510,675	1,181,421
Statutory surplus plus contingency reserve	$2,417,516	$2,280,883

6.   FEDERAL INCOME TAXES

Dexia Holdings, the Parent and the Company and its Subsidiaries, except FSA International, file a consolidated federal income tax return.

A tax-sharing agreement between them provides that each member’s tax benefit or expense is calculated on a separate return basis and that any credits or losses available to the Parent or Dexia Holdings be allocated among the members based on each member’s taxable income. At December 31, 2005 and 2004, the Company and its Subsidiaries received benefits from utilizing the Parent’s credits and losses of $4.1 million and $20.4 million, respectively. These amounts have been recorded as capital contributions and reductions in amounts payable to the Parent in the financial statements.

Except as described below, federal income taxes were not provided on all of the undistributed earnings of FSA International, since it was the Company’s practice and intent to reinvest such earnings in the operations of this subsidiary. The cumulative amount of such untaxed earnings was $22.6 million and $86.7 million at December 31, 2004 and 2003, respectively.

The American Jobs Creation Act of 2004 (the “Act”), enacted on October 22, 2004, added Section 965 to the Internal Revenue Code. Section 965 provides for the repatriation of dividends from a controlled foreign corporation to its U.S. shareholder at an effective tax rate of 5.25%, provided that proceeds from the repatriation are utilized for qualified domestic investment activities. The U.S. Treasury Department issued Notice 2005-10, which provided guidance on acceptable investment activities. The Company believes it qualifies for the beneficial treatment under Section 965 and accordingly accrued a tax liability and expense of $5.3 million at December 31, 2004. This amount approximated the tax effect on FSA International’s tax dividend distribution made in the fourth quarter of 2005.

In December 2005, the Company repatriated earnings from FSA International to avail itself of the reduced effective tax rate of 5.25% (compared with the normal effective tax rate of 35%). In connection with such repatriation, the Company recapitalized FSA International in October of 2005 to become a wholly owned subsidiary and declared that it no longer intends to leave future earnings of that subsidiary permanently offshore. FSA International is subject to an increased effective U.S. tax rate on its 2005 and future income. The impact on earnings reflects (1) a tax liability of $15.1 million in respect of earnings of FSA International that have previously been recognized for GAAP but not yet for tax and (2) $14.2 million related to 2005 earnings.

The cumulative balance sheet effects of deferred federal tax consequences are as follows (in thousands):

	December 31,
	2005	2004
Deferred acquisition costs	$104,335	$95,736
Deferred premium revenue adjustments	36,302	37,826
Unrealized capital gains	58,204	88,902
Contingency reserves	114,166	113,507
Undistributed earnings	16,613	—
Derivative fair-value adjustments	86,743	137,949
Other	3,817	7,655
Total deferred federal income tax liabilities	420,180	481,575
Loss and loss adjustment expense reserves	(41,533)	(35,540)
Deferred compensation	(67,277)	(67,944)
Foreign currency transaction loss	(12,300)	(69,139)
Minority interest	(56,437)	(54,424)
Other	(4,291)	(756)
Total deferred federal income tax assets	(181,838)	(227,803)
Net deferred federal income tax liability	$238,342	$253,772

Management believes it is more likely than not that the tax benefit of the deferred tax assets will be realized. Accordingly, no valuation allowance was necessary at December 31, 2005 or 2004.

A reconciliation of the effective tax rate with the federal statutory rate follows:

	Years Ended December 31,
	2005	2004	2003
Tax at statutory rate	35.0%	35.0%	35.0%
Tax-exempt investments	(9.0)	(8.3)	(8.5)
Income of foreign subsidiary	2.5	(1.3)	(2.5)
Minority interest	(0.4)	—	—
Other	0.1	(0.2)	0.3
Provision for income taxes	28.2%	25.2%	24.3%

7.   DIVIDENDS AND CAPITAL REQUIREMENTS

FSA’s ability to pay dividends depends on FSA’s financial condition, results of operations, cash requirements, rating agency capital adequacy and other related factors, and is also subject to restrictions contained in the insurance laws and related regulations of New York and other states. Under the insurance laws of the State of New York, FSA may pay dividends out of earned surplus, provided that, together with all dividends declared or distributed by FSA during the preceding 12 months, the dividends do not exceed the lesser of (a) 10% of policyholders’ surplus as of its last statement filed with the Superintendent of Insurance of the State of New York (the “New York Superintendent”) or (b) adjusted net investment income during this period. FSA paid $87.0 million of dividends in 2005 and $30.0 million in 2004. Based upon FSA’s statutory statements for December 31, 2005, the maximum amount normally available for payment of dividends by FSA without regulatory approval over the following 12 months would be approximately $153.8 million.

8.   CREDIT ARRANGEMENTS AND ADDITIONAL CLAIMS-PAYING RESOURCES

FSA has a credit arrangement aggregating $150.0 million, that is provided by commercial banks and intended for general application to insured transactions. If FSA is downgraded below Aa3 and AA-, the lenders may terminate the commitment and the commitment commission becomes due and payable. If FSA is downgraded below Baa3 and BBB-, any outstanding loans become due and payable. At December 31, 2005, there were no borrowings under this arrangement, which expires on April 21, 2006, if not extended.

FSA has a standby line of credit commitment in the amount of $350.0 million with a group of international banks to provide loans to FSA after it has incurred, during the term of the facility, cumulative municipal losses (net of any recoveries) in excess of the greater of $350.0 million or the average annual debt service of the covered portfolio multiplied by 5.00%, which amounted to $1,220.0 million at December 31, 2005. The obligation to repay loans made under this agreement is a limited recourse obligation payable solely from, and collateralized by, a pledge of recoveries realized on defaulted insured obligations in the covered portfolio, including certain installment premiums and other collateral. This commitment has a term expiring on April 30, 2015 and contains an annual renewal provision, commencing April 30, 2008, subject to approval by the banks. No amounts have been utilized under this commitment as of December 31, 2005.

In June 2003, $200.0 million of money market committed preferred trust securities (the “CPS Securities”) were issued by trusts created for the primary purpose of issuing the CPS Securities, investing the proceeds in high-quality commercial paper and providing FSA with put options for issuing to the trusts non-cumulative redeemable perpetual preferred stock (the “Preferred Stock”) of FSA. If FSA were to exercise a put option, the applicable trust would transfer the portion of the proceeds attributable to principal received upon maturity of its assets, net of expenses, to FSA in exchange for Preferred Stock of FSA. FSA pays a floating put premium to the trusts. The cost of the structure was $1.3 million and $1.3 million for 2005 and 2004 respectively, and was recorded in equity. The trusts are vehicles for providing FSA access to new capital at its sole discretion through the exercise of the put options. The Company does not consider itself to be the primary beneficiary of the trusts under FIN 46R because it does not retain the majority of the residual benefits or expected losses.

The Company had borrowed $108.9 million from its Parent in the form of Surplus Notes. These notes carry a simple interest rate of 5.0% per annum. Principal and interest on the Surplus Notes may be paid at any time at the option of the Company, subject to prior approval of the New York Superintendent and compliance with the conditions to such payments as contained in the New York Insurance Laws. These notes have no stated maturity. The Company paid interest of $5.4 million, $6.7 million and $9.3 million in 2005, 2004 and 2003, respectively. In 2004 and 2003 respectively, with the approval of the New York Superintendent, FSA repaid $44.0 million and $60.0 million of principal on such notes. There were no repayments in 2005.

9.   EMPLOYEE BENEFIT PLANS

The Company maintains both qualified and non-qualified non-contributory defined contribution pension plans for the benefit of eligible employees. Contributions are based on a fixed percentage of employee compensation. Pension expense, which is funded annually, amounted to $6.1 million, $5.2 million and $4.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company has an employee retirement savings plan for the benefit of eligible employees. The plan permits employees to contribute a percentage of their salaries up to limits prescribed by Internal Revenue Service Code, Section 401(k). Contributions by the Company are discretionary, and none have been made.

Through 2004, performance shares were awarded under the Parent’s 1993 Equity Participation Plan (the “1993 Equity Plan”). The 1993 Equity Plan authorized the discretionary grant of performance shares by the Human Resources Committee to key employees. The amount earned for each performance share depends on the attainment of certain growth rates of adjusted book value and book value per outstanding share over a three-year period.

Performance shares issued prior to January 1, 2005 permitted the participant to elect, at the time of award, growth rates including or excluding realized and unrealized gains and losses on the Parent’s consolidated investment portfolio excluding invested assets in the VIE portfolio. Performance shares issued after January 1, 2005 do not offer the option to include the impact of unrealized gains and losses on the investment portfolio. No payout occurs if the compound annual growth rate of the Parent’s consolidated adjusted book value and book value per outstanding share over specified three-year performance cycles is less than 7%, and a 200% payout occurs if the compound annual growth rate is 19% or greater. Payout percentages are interpolated for compound annual growth rates between 7% and 19%.

In 2004, the Company adopted the 2004 Equity Participation Plan (the “2004 Equity Plan”) which continues the incentive compensation program formerly provided under the Company’s 1993 Equity Participation Plan. The 2004 Equity Plan provides for performance share units comprised 90% of performance shares (which provide for payment based upon the Parent’s consolidated performance over specified three-year performance cycles as described above) and 10% of shares of Dexia restricted stock. The Dexia restricted share component is a fixed plan, where the Company purchases Dexia shares and establishes a prepaid expense for the amount paid which is amortized over 2.5 and 3.5 years vesting periods. In the first quarter of 2005, FSA purchased shares to economically defease its liability for $4.4 million. This amount is being amortized to expense over the employees’ vesting period.

Performance shares granted under the 1993 Equity Plan and 2004 Equity Plan are as follows:

	Outstanding at Beginning of Year	Granted During the Year	Paid out During the Year	Forfeited During the Year	Outstanding at End of Year	Price per Share at Grant Date
2003	1,415,826	342,845	464,778	13,261	1,280,632	$92.72
2004	1,280,632	349,506	398,292	20,038	1,211,808	109.71
2005	1,211,808	330,957	313,987	24,434	1,204,344	131.30

The estimated the final cost of these performance shares is accrued over the performance period. The expense for the performance shares was $50.6 million, $67.0 million and $58.1 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

Awards of Dexia restricted stock remain restricted for an additional six months after the end of the vesting periods. In 2005, the Company awarded 194,202 Dexia restricted shares valued at $22.69 on the award date. As of December 31, 2005, 5,150 shares had been forfeited and 8,756 shares had vested.

10.   COMMITMENTS AND CONTINGENCIES

Effective June 2004, the Company entered into a 21-year sublease agreement with Deutsche Bank AG for office space at 31 West 52nd Street, New York, New York to be used as the Company’s new headquarters. The Company moved to this new space in June 2005. The lease contains scheduled rent increases every five years after a 19-month rent-free period, as well as lease incentives for initial construction costs of up to $6.0 million, as defined in the sublease. The lease contains provisions for rent increases related to increases in the building’s operating expenses. The lease also contains a renewal option for an additional ten-year period, and an option to rent additional office space at various points in the future, in each case at then-current market rents. In addition the Company and its subsidiaries lease additional office space under non-cancelable operating leases, which expire at various dates through 2013. Future minimum rental payments are as follows (in thousands):

Future minimum rental payments are as follows (in thousands):

Year Ended December 31,
2006	$7,141.6
2007	8,263.6
2008	8,217.3
2009	8,204.7
2010	8,141.2
Thereafter	119,848.4
Total	$159,816.8

Rent expense was $9.2 million in 2005, $6.9 million in 2004 and $6.6 million in 2003. Rent expense in 2005 includes a $1.1 million lease termination fee related to the Company’s former headquarters.

During the ordinary course of business, the Company and its subsidiaries have become parties to certain litigation. The Company is not subject to any material pending legal proceedings.

11.   REINSURANCE

The Company obtains reinsurance to increase its policy-writing capacity on both an aggregate-risk and a single-risk basis; to meet rating agency, internal and state insurance regulatory limits; to diversify risk; to reduce the need for additional capital; and to strengthen financial ratios. The Company reinsures portions of its risks with affiliated (see Note 13) and unaffiliated reinsurers under quota share, first-loss and excess-of-loss treaties and on a facultative basis.

In the event that any or all of the reinsuring companies are unable to meet their obligations, or contest such obligations, the Company would be unable to recover for such defaulted amounts. Certain of the reinsuring companies have provided collateral to secure their reinsurance obligations.

Amounts of ceded and assumed business were as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Written premiums ceded	$256,087	$244,211	$281,542
Written premiums assumed	9,474	11,567	3,294
Earned premiums ceded	150,087	161,733	159,350
Earned premiums assumed	3,521	6,608	3,832
Losses and loss adjustment expense payments ceded	1,465	52,372	16,993
Losses and loss adjustment expense payments assumed	8	16	—

	December 31,
	2005	2004
Principal outstanding ceded	$120,607,468	$116,687,760
Principal outstanding assumed	2,597,375	2,134,427
Deferred premium revenue ceded	865,192	759,191
Deferred premium revenue assumed	23,777	17,823
Losses and loss adjustment expense reserves ceded	36,339	35,419
Losses and loss adjustment expense reserves assumed	643	553

12.   OUTSTANDING EXPOSURE AND COLLATERAL

The Company’s policies insure the scheduled payments of principal and interest on municipal and asset-backed (including insured FSA-insured CDS) obligations. The gross amount of financial guarantees in force (principal and interest) was $685.1 billion at December 31, 2005 and $631.3 billion at December 31, 2004. The net amount of financial guarantees in force was $497.1 billion at December 31, 2005 and $453.2 billion at December 31, 2004.

The net par outstanding as of December 31, 2005 and 2004 and the contractual terms to maturity are as follows (in millions):

	December 31, 2005		December 31, 2004
Terms to Maturity(1)	Asset-Backed(2)	Municipal	Asset-Backed(2)	Municipal
0 to 5 years	$41,997	$44,272	$46,800	$39,448
5 to 10 years	31,354	49,935	29,155	43,165
10 to 15 years	12,180	44,392	10,772	37,174
15 to 20 years	744	36,737	1,084	30,857
20 years and above	37,611	51,724	41,682	44,748
Total	$123,886	$227,060	$129,493	$195,392

(1)          Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

(2)          Includes related party insurance of $13,463 million and $7,143 million, in 2005 and 2004, respectively relating to FSA-insured GICs issued by the GIC Affiliates.

The par amount ceded as of December 31, 2005 and 2004 and the terms to maturity are as follows (in millions):

	December 31, 2005		December 31, 2004
Terms to Maturity	Asset-Backed	Municipal	Asset-Backed	Municipal
0 to 5 years	$16,180	$12,950	$21,662	$11,443
5 to 10 years	7,011	16,332	6,909	14,707
10 to 15 years	1,477	16,954	2,228	14,630
15 to 20 years	1,474	15,180	1,373	12,870
20 years and above	4,001	29,048	4,862	26,004
Total	$30,143	$90,464	$37,034	$79,654

The net par outstanding of insured obligations in the municipal insured portfolio includes the following amounts by type of issue (in millions):

	Net Par Outstanding as of December 31,		Ceded as of December 31,
Types of Issues	2005	2004	2005	2004
General obligation bonds	$91,338	$77,865	$26,295	$24,278
Housing revenue bonds	7,585	7,628	2,153	2,224
Municipal utility revenue bonds	36,794	33,544	13,999	13,761
Health care revenue bonds	11,789	9,261	8,889	7,784
Tax-supported bonds (non-general obligation)	40,622	36,631	16,776	14,564
Transportation revenue bonds	14,695	12,834	8,944	7,584
Other municipal bonds	24,237	17,629	13,408	9,459
Total municipal obligations	$227,060	$195,392	$90,464	$79,654

The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The net par outstanding of insured obligations in the asset-backed insured portfolio includes the following amounts by type of collateral (in millions):

	Net Par Outstanding (1) as of December 31,		Ceded as of December 31,
Types of Collateral	2005	2004	2005	2004
Residential mortgages	$24,718	$35,641	$3,841	$4,997
Consumer receivables	9,835	9,540	1,593	2,241
Pooled corporate obligations	66,873	68,340	20,688	26,223
Other asset-backed obligations	22,460	15,972	4,021	3,573
Total asset-backed obligations	$123,886	$129,493	$30,143	$37,034

(1)          Includes related party insurance of $13,463 million and $7,143 million, in 2004 and 2003, respectively, relating to FSA-insured GICs issued by the GIC Affiliates.

In its asset-backed business, the Company considers geographic concentration as a factor in underwriting insurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. However, after the initial issuance of an insurance policy relating to such securitizations, the geographic concentration of the underlying assets may not remain fixed over the life of the policy. In addition, in writing insurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry diversification.

The Company seeks to maintain a diversified portfolio of insured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth those states in which municipalities located therein issued an aggregate of 2% or more of the Company’s net par amount outstanding (in millions) of insured municipal securities as of December 31, 2005:

State	Number of Issuers	Net Par Amount Outstanding	Percent of Total Municipal Net Par Amount Outstanding	Ceded Par Amount Outstanding
California	985	$30,159	13.3%	$10,467
New York	671	19,555	8.6	9,718
Texas	730	15,458	6.8	5,301
Pennsylvania	752	14,843	6.5	3,791
Florida	277	12,063	5.3	4,004
Illinois	653	11,255	5.0	5,411
New Jersey	584	10,459	4.6	5,644
Washington	328	8,289	3.6	3,192
Michigan	499	8,252	3.6	2,219
Massachusetts	206	6,309	2.8	3,325
Ohio	332	5,239	2.3	2,194
Wisconsin	437	4,938	2.2	1,297
Georgia	117	4,743	2.1	1,457
All other U.S. jurisdictions	2,937	63,251	27.9	23,027
International	112	12,247	5.4	9,417
Total	9,620	$227,060	100.0%	$90,464

13.   RELATED PARTY TRANSACTIONS

Allocable expenses are shared by the Company and its Parent on a basis determined principally by estimates of respective usage as stated in an expense sharing agreement. The agreement is subject to the provisions of the New York Insurance Law. Amounts included in other assets at December 31, 2005 and 2004 are $5.3 million and $11.2 million respectively, for unsettled expense allocations due from the Parent.

For the years ended December 31, 2005, 2004, 2003, the Company ceded premiums of $31.6 million, $35.2 million and $48.8 million, respectively, to subsidiaries of XL Capital Ltd (“XL”), a major Bermuda-based insurance holding company, which owned an interest in FSA International prior to October 2005 when it redeemed its interest in exchange for $39.1 million. In 2005, 2004 and 2003, FSA International paid preferred dividends of $16.3 million, $7.0 million and $3.3 million, respectively, to XL. The amounts included in prepaid reinsurance premiums at December 31, 2005 and 2004 for reinsurance ceded to subsidiaries of XL were $84.4 million and $70.3 million, respectively. The amounts of reinsurance recoverable for unpaid losses at December 31, 2005 and 2004 for reinsurance ceded to subsidiaries of XL were $1.8 million and $8.2 million, respectively.

The Company earned premiums of $2.5 million in the first half of 2003 relating to the guarantees of debt issued or assets purchased by FSA Global and Canadian Global. Inter-company premiums earned relating to VIEs have been eliminated in consolidation for periods subsequent to July 1, 2003.

The VIE portfolio contains $1,142.1 million at December 31, 2005 and $961.9 million at December 31, 2004 of GICs issued by the GIC Affiliates. The Company recognized $38.4 million and $20.7 million in VIE net interest income during 2005 and 2004 respectively, related to these investments.

The Company earned premiums of $28.0 million, $28.0 million and $20.5 million for the years ended December 31, 2005, 2004 and 2003, respectively, relating to business with affiliates of Dexia. Deferred premium revenue relating to those transactions was $19.5 million and $17.0 million at December 31, 2005 and 2004, respectively. Gross par outstanding relating to those transactions was $21.5 billion and $24.0 billion at December 31, 2005 and 2004, respectively. The Company also paid Dexia a fee of $0.7 million in 2003 relating to business in which both Dexia and the Company were involved. No payments were made in 2004 and 2005.

For the years ended December 31, 2005 and 2004, the Company, via its interest in VIE holdings, recorded pre-tax income (loss) of $(16.4) million and $89.8 million relating to swaps where Dexia was the counterparty. The Company recorded other assets of $309.6 million at December 31, 2005 and $319.7 million at December 31, 2004, primarily relating to swaps where Dexia was the counterparty. In addition, at December 31, 2005 and 2004 the Company had $172.1 million and $163.0 million in VIE debt relating to debt issued to Dexia. During 2005 and 2004, the Company recorded $9.3 million and $8.8 million in VIE net interest expense relating to such debt.

The Company had premiums earned of $27.0 million, $15.4 million and $7.5 million at December 31, 2005, 2004 and 2003, respectively, relating to the guaranty of GICs issued by the GIC Affiliates.

14.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determines fair value using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair-value amounts.

For bonds, equity securities and the VIE bond portfolio, the carrying amount represents fair value. The fair value is based on quoted market price or redemption value for the Company’s investment in XLFA.

For short-term investments, including the VIE short-term investments, the carrying amount is cost, which approximates fair market value due to the short maturity of the instruments.

For cash, receivable for investments sold and payable for investments purchased, the carrying amount is cost, which approximates fair value because of the short maturity of these instruments.

For assets acquired under refinancing transactions, the fair value is either the present value of the expected cash flows or quoted market prices as of the reporting date.

For deferred premium revenue, net of prepaid reinsurance premiums, the carrying amount represents the Company’s future premium revenue, net of reinsurance, on policies where the premium was received at the inception of the insurance policy. The fair value of deferred premium revenue, net of prepaid reinsurance premiums, is an estimate of the statutory premiums that would be paid under a reinsurance agreement with a third party to transfer the Company’s financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the insurance contract.

For notes payable to affiliate, the carrying amount of notes payable represents the principal amount due at maturity. The fair value is based on the quoted market price.

For installment premiums, consistent with industry practice, there is no carrying amount since the Company will receive premiums on an installment basis over the term of the insurance contract. Similar to the treatment of deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be received under a reinsurance agreement with a third party to transfer the Company’s financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the insurance contract.

For VIE debt, the fair value is the present value of the expected cash flows as of the reporting date.

For losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses, the carrying amount is net present value of the expected cash flows for specifically identified claims and inherent losses in the Company’s insured portfolio, which management believes is a reasonable proxy for fair value.

For fair-value adjustments on derivatives, the carrying amount represents fair value. The Company uses quoted market prices when available, but if quoted market prices are not available, management uses internally developed estimates.

The table below shows the carrying amount and fair value of the Company’s financial instruments (in thousands):

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Bonds	$4,370,469	$4,370,469	$4,089,911	$4,089,911
Equity securities	54,370	54,370	54,300	54,300
Variable interest entities’ bonds	1,155,992	1,155,992	1,346,355	1,346,355
Variable interest entities’ GICs	1,021,791	1,021,791	961,925	961,925
Short-term investments	133,283	133,283	115,596	115,596
VIE short-term investments	2,674	2,674	1,194	1,194
Cash	10,376	10,376	10,005	10,005
Assets acquired in refinancing transactions	467,873	460,770	748,936	745,360
Fair value adjustments on derivatives	491,041	491,041	617,395	617,395
Receivable for securities sold	1,382	1,382	161	161
Liabilities:
Deferred premium revenue, net of prepaid reinsurance premiums	1,515,408	1,295,312	1,342,057	1,154,461
Losses and loss adjustment expenses, net of reinsurance recoverable on unpaid losses	169,379	169,379	144,522	144,522
Notes payable to affiliate	463,575	455,805	753,614	754,463
VIE debt	2,708,773	2,960,686	2,853,963	3,103,090
Surplus notes	108,850	N/A	108,850	N/A
Payable for investments purchased	28,947	28,947	16,533	16,533
Fair value adjustments on derivatives	1,060	1,060	—	—
Off-balance-sheet instruments:
Installment premiums	—	562,404	—	509,138

15.   LIABILITY FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the liability for losses and loss adjustment expenses, which consists of the case and non-specific reserves, is summarized as follows (in millions):

	Case Reserve Activity for the Year Ended December 31,
	2005	2004	2003
Gross balance at January 1	$80.6	$121.9	$134.0
Less Reinsurance recoverable	35.4	59.2	76.0
Net balance at January 1	45.2	62.7	58.0
Transfer from non-specific reserve	10.3	30.7	12.7
Restructured transactions	—	(13.9)	(2.2)
Paid (net of recoveries) related to:
Current year	—	—	—
Prior year	(2.0)	(34.3)	(5.8)
Total paid	(2.0)	(34.3)	(5.8)
Net balance at December 31	53.5	45.2	62.7
Plus reinsurance recoverable	36.3	35.4	59.2
Gross balance at December 31	$89.8	$80.6	$121.9

	Non-Specific Reserve Activity For the Year Ended December 31,
	2005	2004	2003
Balance at January 1	$99.3	$111.5	$89.7
Provision for losses:
Current year	20.4	20.4	22.4
Prior year	5.0	0.2	12.1
Transfers to case reserves	(10.3)	(30.7)	(12.7)
Restructured transactions	1.5	(2.1)	—
Balance at December 31	115.9	99.3	111.5
Total case and non-specific reserves	$205.7	$179.9	$233.4

The gross and net par amounts outstanding on transactions with case reserves were $612.7 million and $519.5 million, respectively, at December 31, 2005. The net case reserve consisted primarily of seven CDO transactions and one municipal transaction, which collectively accounted for approximately 94% of the total net case reserve. The remaining 11 exposures were in various sectors.

During 2005, the Company charged $25.4 million to loss expense, consisting of $20.4 million for originations of new business and $5.0 million related to accretion on in-force business. Case reserves increased $8.3 million primarily due to deterioration of specific CDO risks.

During 2004, the Company charged $20.6 million to loss expense, consisting of $20.4 million for originations of new business, $4.6 million for accretion related to prior years and $3.2 million related to reassumptions of previously ceded business, offset by reserve releases primarily related to a large refinancing transaction in 2004. The non-specific reserves decreased $12.2 million in 2004, primarily due to transfers from the non-specific reserve to the case reserves of $30.7 million offset by loss expense of $20.6 million. Case reserves decreased $17.5 million due to (1) a large, voluntarily accelerated transaction that had a $34.3 million payment and (2) reclassifications from reserves to asset valuation accounts for refinanced transactions of $13.9 million, partially offset by transfers from the non-specific reserve of $30.7 million. (See Note 18).

In September 2004, FSA exercised its rights to have the collateral of a defaulted collateralized bond obligation liquidated at a public sale, in which the Company offered the highest bid. The Company acquired the collateral to gain control of the portfolio in order to mitigate future losses. The previously established case reserve was drawn down to reflect the excess of the purchase amount over the fair value of the collateral. The remaining $9.5 million balance in the case reserve related to this transaction was returned to the non-specific reserve. After reevaluating its requirements for the CDO portion of the non-specific reserve, the Company then reduced the non-specific reserve by $9.5 million, which was partially offset by normal reserve additions. The net amount transferred from the case reserves to the non-specific reserve was $1.4 million, which also included a transfer from the non-specific to the case reserves for a municipal utility transaction. The CDO portfolio continues to perform within the expectations reflected in previously recorded provisions for CDOs.

During 2003, the Company charged $34.5 million to loss expense, comprising $9.2 million related to the CDO portfolio discussed below, $22.4 million for origination of new business and $2.9 million for the accretion of the discount on prior years’ reserves. The non-specific reserve increased by $21.8 million in 2003, consisting of the loss expense, a transfer to the non-specific reserve of $1.4 million representing recoveries received on prior-year transactions and a transfer of $14.1 million from the non-specific reserve to case reserves. In addition, the Company reclassified $2.2 million of case reserves as an asset valuation account relating to a restructured transaction involving securitized loans. (see Note 18).

Since case and non-specific reserves are based on estimates, there can be no assurance that the ultimate liability will not differ from such estimates. The Company will continue, on an ongoing basis, to monitor these reserves and may periodically adjust such reserves, upward or downward, based on the Company’s actual loss experience, its future mix of business and future economic conditions.

Impact of Hurricanes

The Company evaluated its insured portfolio to assess the potential impact of Hurricanes Katrina, Rita and Wilma, which occurred in 2005. The Company records a non-specific reserve to reflect the credit risks inherent in its portfolio. Together, the non-specific reserve and case reserves represent the Company’s estimate of total loss liability. The Company believes that its total loss liability is adequate given the current information. Generally, when an insured credit deteriorates to a point where unreimbursed claims are expected, a case reserve is established.

As of March 24, 2006, the Company had not received notice of payment default on any exposures related to Hurricanes Katrina, Rita, or Wilma. To date, based on the Company’s review of its exposure, 11 credits, with aggregate net par exposure of $215.8 million, have the most significant risk of loss. FSA-insured bonds are protected by various sources of support that would be invoked before FSA would incur losses. These sources include access to pledged taxes or revenues, reserve funds, property and casualty insurance and state and federal monies. In the case of perpetual obligations the Company may experience claims, but if the population returns in adequate numbers, reimbursement is likely. Eight of the 11 obligations with significant risk of loss are perpetual.

The Company monitors its exposure to Hurricanes Katrina and Rita in Louisiana and Mississippi and has determined that no case reserve is required. Of the 11 credits with significant risk of loss, the Company has identified two high priority risks. These risks are perpetual obligations, on which the Company may have to pay claims of up to $44.0 million in a worst-case scenario. However, in these two cases the Company expects that, so long as the population returns in adequate numbers, it would suffer only the lost interest income on any claims paid until the issuer repaid the Company at some point in the future.

In order for a community in Louisiana to restructure and potentially reduce its indebtedness, the Bond Commission, which is headed by the State Treasurer, must authorize such action. The State Treasurer has publicly represented that the Bond Commission will not permit any Louisiana municipality to declare bankruptcy.

Municipalities in Mississippi are not authorized to file for bankruptcy and therefore have no mechanism under law to adjust their payment obligations. Unlike the corporate market, the municipal market has no private or equity source of capital and therefore lacks any means of starting fresh with a clean slate with debts and liabilities rejected or adjusted in bankruptcy. To file for bankruptcy, or to leave rated indebtedness unpaid in a bankruptcy proceeding, would serve to tarnish the issuer and the region and effectively deny the subject municipality and similar issuers of debt within the state access to capital. Historically, rather than bankruptcy and adjustment of debt, financially distressed municipalities have been subjected to supervision and control by state-created authorities that act both as issuers of debt, secured by a discrete, newly identified revenue stream, and as fiscal monitors.

Both the federal government and the executive and legislative branches of the affected states have considered or are expected to consider proposals or legislation to assist the municipalities and facilitate recovery. An example of such an enactment at the federal level is the Community Disaster Loan Act of 2005, under which the federal government has begun to make loans to affected municipalities.

In addition, FSA’s asset-backed transactions, which are generally backed by pools of geographically diverse assets , show no unusual concentrations in the affected areas.

The loss estimation process involves the exercise of considerable judgment and therefore FSA’s ultimate hurricane-related losses may be materially different from the current estimate and may affect future operating results.

16.   EQUITY INVESTMENTS

FSA’s 13% investment in preferred shares of  XL Financial Assurance Ltd (“XLFA”), a financial guaranty insurance subsidiary of XL, is redeemable by XLFA at a price equal to the fair market value of the preferred shares, subject to a cap defined as the internal rate of return of 19% per annum from the date of the investment through the date of redemption, plus accrued dividends as if 100% of current year earnings were distributed. Based on this formula, in 2004,  the Company adopted a policy of carrying this investment at the lesser of the current calculated redemption value or the redemption value as of the next January first, which would exclude its share of accrued current year earnings to the extent the cap had been otherwise met. Consistent with this policy, in the third quarter of 2004, the Company charged $11.7 million to equity in earnings of unconsolidated affiliates and reduced its carrying value in this investment to $56.4 million.

Until the fourth quarter of 2004 this investment was accounted for using the equity method of accounting because the Company has significant influence over XLFA’s operations. In the second quarter of 2004, the Emerging Issues Task Force (“EITF”) reached a consensus that under EITF Issue 02-14, “Whether an Investor Should Apply the Equity of Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”), an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The EITF 02-14 consensus is applicable to reporting periods beginning after September 15, 2004. In accordance with this consensus, the Company no longer accrues undistributed earnings related to its investment in XLFA. Amounts recorded by the Company in connection with XLFA as of December 31, 2005, 2004 and 2003 are as follows (in thousands):

	2005	2004	2003
Equity securities	$54,300	$54,300	—
Investment in XLFA	—	—	$64,440
Equity in earnings from XLFA	—	3,761	19,077
Dividends earned from XLFA	8,926	14,103	6,640

17.   MINORITY INTEREST IN SUBSIDIARY

In 1998, the Company and XL entered into a joint venture, establishing two Bermuda domiciled financial guaranty insurance companies—FSA International and XLFA. At December 31, 2004, XL owned a minority interest in FSA International and the Company owned a minority interest in XLFA. In October 2005, FSA purchased all the preferred shares of FSA International owned by XL Insurance (Bermuda), Ltd. for a cash purchase price of $39.1 million in anticipation of the repatriation of earnings and profits of FSA International. Giving effect to such purchase, FSA International became an indirect wholly owned subsidiary of the Company. The preferred shares were Cumulative Participating Voting Preferred Shares that, in total, had a minimum fixed dividend of $1.5 million per annum. In 2005, 2004 and 2003, FSA International paid preferred dividends of $16.3 million, $7.0 million and $3.3 million, respectively, to XL. For the years ended December 31, 2005, 2004 and 2003, the Company recognized minority interest of $6.9 million, $7.0 million and $9.3 million, respectively.

18.   REFINANCED TRANSACTIONS AND NOTES PAYABLE TO AFFILIATES

The Company generally has rights under its financial guaranty insurance policies and indentures that allow it to accelerate the insured notes and pay claims under its insurance policies upon the occurrence of predefined events of default. To mitigate future losses, the Company may elect to purchase the outstanding insured obligation or its underlying collateral. Generally, refinancing vehicles reimburse FSA in whole for its claims payments in exchange for assignments of certain of FSA’s rights against the trusts. The refinancing vehicles obtain their funds from the proceeds of FSA-insured GICs issued in the ordinary course of business by the GIC Affiliates. The refinancing vehicles are consolidated into the Company’s financial statements. The Company maintains its reinsurance on these transactions.

The following table presents the components of the assets acquired in refinancing transactions (in thousands):

	As of December 31,
	2005	2004
Assets acquired in refinancing transactions
Securitized loans	$296,965	$369,750
Bonds	9,145	157,036
Asset-backed senior notes	59,276	89,913
Equity securities	3,488	15,659
Mortgage loans	56,165	77,462
Short term investments	37,512	27,749
Other	5,322	11,367
Total	$467,873	$748,936

Securitized loans are carried at cost, net of losses at the date of purchase. Income is recorded based on the effective yield method. The accretable yield on the securitized loans at December 31, 2005, 2004, and 2003 was $142.3 million, $145.7 million, and $147.2 million, respectively. The cash flows on the securitized loans, net of reinsurance, are monitored and the effective yield modified to reflect any change in the cash flow estimate on a prospective basis. Since the notes represent 100% of the debt capitalization of the trusts and since FSA maintains all the risk of further asset decline (except as provided by reinsurance) and maintains control over key decisions regarding the trusts (such as removal of the servicer, sale of the assets and liquidation of the entity), the trusts were consolidated with the Company for accounting purposes. The Company also consolidated the refinancing vehicles.

Bonds, equity securities and mortgage loans represent liquidations of previously insured obligations and subsequent purchases of the underlying collateral. Bonds and equity securities are available for sale and carried at fair value. At December 31, 2005, there were no securities in the refinanced asset portfolio in an unrealized loss position for a continuous 12-month period or longer. At December 31, 2005, the Company determined that no investments were considered other-than-temporarily impaired.

The credit quality of bonds within the refinanced asset portfolio at December 31, 2005 was as follows:

Rating(1)	Percent of Bonds
BBB	19.0%
CCC	67.6
D	5.4
NR	8.0
100.0%

(1)          Ratings are based on the lower of Moody’s or S&P ratings available at December 31, 2005.

The amortized cost and fair-value of fixed income assets within the refinanced asset portfolio were as follows (in thousands):

	As of December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$5,946	$3,199	—	$9,145
Asset-backed securities	59,920	—	(644)	59,276
Short-term investments	37,512	—	—	37,512
Total	$103,378	$3,199	$(644)	$105,933

	As of December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$151,895	$5,743	$(602)	$157,036
Asset-backed securities	89,500	1,016	—	90,516
Short-term investments	27,749	—	—	27,749
Total	$269,144	$6,759	$(602)	$275,301

The amortized cost and fair value of equities held within the refinanced asset portfolio were as follows (in thousands):

	As of December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$2,206	$1,282	—	$3,488

	As of December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$13,919	$1,903	(163)	$15,659

The amortized cost and fair-value of fixed income assets within the refinanced asset portfolio at December 31, 2005, are shown below by contractual maturity (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$37,967	$37,982
Due after one year through five years	17,906	17,906
Due after five years through ten years	47,505	50,045
Total	$103,378	$105,933

At December 31, 2005, there were no securities in an unrealized loss position for a continuous 12-month period or longer. The Company determined that there were six securities considered other-than-temporarily impaired. For 2005, a $4.5 million impairment was recorded in the statement of operations and comprehensive income.

The Company has recorded $463.6 million of notes payable to an affiliate at December 31, 2005 and $753.6 million at December 31, 2004. For the years ended December 31, 2005, 2004 and 2003 the Company recorded $28.2 million, $24.8 million and $24.1 million, respectively, of interest expense on the notes payable.

Principal payments due under these notes for each of the next five years ending December 31 and thereafter are as follows (in thousands):

Expected Withdrawal Date	Principal Amount
2006	$51,785
2007	71,358
2008	56,291
2009	50,401
2010	44,237
Thereafter	189,503
Total	$463,575

19.   DERIVATIVE INSTRUMENTS

Credit Default Swaps

The Company has insured a number of CDS with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. The Company recorded $89.2 million, $69.1 million and $57.7 million of net earned premium under these agreements for the years ended 2005, 2004 and 2003, respectively.

Changes in the fair value of CDS, which were gains of $11.1 million, $56.4 million and $34.8 million for the years ended December 31, 2005 , 2004, and 2004 respectively, were recorded in net realized and unrealized gains on derivative instruments in the consolidated statements of operations and comprehensive income. The Company included net par outstanding of $66.6 billion and $66.0 billion relating to these CDS transactions at December 31, 2005 and December 31, 2004, respectively, in the asset-backed balances in Note 12. The gains or losses recognized by recording these contracts at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available, then the determination of fair value is based on internally developed estimates. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company’s ability to obtain reinsurance for its insured obligations. The Company does not believe that the fair-value adjustments are an indication of potential claims under FSA’s guarantees. The average life of these contracts is 3.2 years. The inception-to-date gain (loss) on the CDS portfolio was $57.7 million at December 31, 2005 and $46.6 million at December 31, 2004, and was recorded in other assets.

Interest Rate and Foreign Exchange Rate Derivatives

The Company enters into derivative contracts to manage interest-rate and foreign currency exposure in its VIE debt and VIE bond portfolio. The derivative contracts are recorded at fair value. These derivatives generally include interest-rate and currency swap agreements, which are primarily utilized to convert fixed-rate debt and investments into U.S. dollar floating-rate debt and investments. The gains and losses related to the fair value of derivatives are included in net realized and unrealized gains (losses) on derivative instruments. The inception-to-date net unrealized gain on the outstanding derivatives held by the VIE’s of $433.7 million and $570.8 million at December 31, 2005 and December 31, 2004, respectively, was recorded in other assets and accrued expenses and other liabilities as applicable.

20.   VARIABLE INTEREST ENTITIES

The Company adopted FIN 46 and consolidated for financial reporting purposes, effective July 1, 2003, FSA Global and Canadian Global. In addition, as a result of the Company obtaining control rights of another VIE, Premier, on July 1, 2003, the Company consolidated Premier beginning July 1, 2003. FIN 46R requires that, upon consolidation, the Company initially measure the VIE’s assets, liabilities and minority interest at their carrying amounts under existing GAAP as if the entity had been consolidated from the time the Company was considered its primary beneficiary (or parent). The increase in total assets and total liabilities related to the consolidation of these entities was $2.9 billion. Any differences upon consolidation were reflected as a cumulative effect of a change in accounting principle. The cumulative effect of a change in accounting principle for Canadian Global resulted in additional income of $4.8 million, net of income tax. There were no cumulative income statement effects from consolidating FSA Global and Premier.

FSA Global is managed as a “matched funded vehicle,” in which the proceeds from the issuance of FSA-guaranteed notes are invested in obligations having cash flows substantially matched to those of, and maturing prior to, such notes. In certain cases, investments of FSA Global consist of GICs issued by the GIC Affiliates. Similarly, Premier holds GICs issued by the GIC Affiliates in their investment portfolios. The Company’s management believes that the assets held by the VIEs, including those that are eliminated in consolidation with the Parent, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. All intercompany insured amounts between FSA and FSA Global and Canadian Global previously included in the Company’s outstanding exposure are excluded from the Notes to the Condensed Consolidated Financial Statements for December 31, 2005 and 2004. During the third quarter of 2004, the majority of the assets and liabilities of Canadian Global were satisfied.

	2005	2004
VIE net interest income	$105,561	$74,286
FSA’s net premiums earned on VIE’ bonds and debt	(3,613)	(5,351)
Net realized and unrealized gains (losses) on derivatives	(133,915)	249,752
Total revenues	$(31,967)	$318,687
VIE net interest expense	$124,218	$126,793
Other operating expenses	50	(825)
Foreign exchange loss	(162,398)	79,270
Total expenses	$(38,130)	$205,238

VIE Investments

All bonds in the VIE Portfolio are insured by FSA. The credit quality of the VIE Portfolio, without the benefit of FSA’s insurance, at December 31, 2005 was as follows:

Rating(1)	Percent of Bonds
AAA	2.3%
A	95.5
BB	2.2
100.0%

(1)          Ratings are based on the lower of Moody’s or S&P ratings available at December 31, 2005. Excludes VIE GICs. All VIE GICs are FSA-insured.

The amortized cost and fair value of bonds in the VIE Portfolio were as follows (in thousands):

December 31, 2005	Amortized Cost	Fair Value
Obligations of states and political subdivisions	$15,879	$15,879
Corporate securities	20,013	19,327
Foreign	8,995	9,841
Asset-backed securities(1)	1,110,945	1,110,945
Short-term investments	2,674	2,674
Total	$1,158,506	$1,158,666

December 31, 2004	Amortized Cost	Fair Value
Obligations of states and political subdivisions	$16,007	$16,007
Corporate securities	156,030	157,990
Foreign	56,077	57,983
Asset-backed securities(1)	1,114,375	1,114,375
Short-term investments	1,194	1,194
Total	$1,343,683	$1,347,549

(1)          Asset-backed securities consist of floating-rate assets, which are valued using readily available quoted market prices or at amortized cost if there is no readily available valuation. Management believes that amortized cost closely approximates fair value for these securities.

The Company periodically monitors its investment portfolio for individual investments in an unrealized loss position in order to assess whether that investment is considered other-than-temporarily impaired. In each case, the Company determines the nature and cause of the decline and whether the Company maintains the ability and intent to hold the security until the unrealized loss may reverse or until maturity. At December 31, 2005, there were no securities in an unrealized loss position. The Company determined that no investments were considered other-than-temporarily impaired.

The amortized cost and fair value of bonds in the VIE Portfolio at December 31, 2005, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$2,674	$2,674
Due after one year through five years	29,008	29,168
Due after five years through ten years	—	—
Due after ten years	15,879	15,879
Asset-backed securities (stated maturities of 4 to 17 years)	1,110,945	1,110,945
Total	$1,158,506	$1,158,666

At December 31, 2005, the interest rates on VIE Debt were between 1.12% and 6.61% per annum.

The amortized cost and fair value of GICs held within the VIE guaranteed investment portfolio were as follows (in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$79,000	$79,000
Due after one year through five years	613,367	613,367
Due after five years through ten years	52,744	52,744
Due after ten years	276,680	276,680
Total	$1,021,791	$1,021,791

Payments due under the VIE Debt (including $1,081.8 million of interest accretion on zero coupon obligations) in each of the next five years ending December 31 and thereafter, are as follows (in thousands):

Year	Principal Amount
2006	$87.8
2007	552.6
2008	128.6
2009	17.6
2010	94.4
Thereafter	2,909.6
Total	$3,790.6

21.   OTHER ASSETS

The detailed balances that comprise other assets at December 31, 2005 and 2004 are as follows (in thousands):

Other assets:	2005	2004
Fair value of VIE derivatives	$433,670	$570,764
VIE other invested assets	266,978	156,540
Tax and loss bonds	105,324	102,193
Accrued interest on VIE derivatives	108,421	99,794
Accrued interest income	53,101	50,632
Other assets	195,068	145,696
Total other assets	$1,162,562	$1,125,619

22.   RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2006, the FASB issued Statement of Financial Accounting Standards No.155 “Accounting for Certain Hybrid Financial Instruments (“SFAS 155”). SFAS 155 provides guidance with respect to bifurcation of embedded credit risk in a special purpose entity. The adoption of SFAS 155 is not expected to have a material impact on the Company’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (FSP) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which supersedes certain requirements of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and amends SFAS 115 and Accounting Principles Board Opinion (APB) 18, “The Equity Method of Accounting for Investments in Common Stocks.” FSP 115-1 outlines a three-step model to identify investment impairments in each reporting period. First, for each reporting period, individual securities are determined to be impaired if the fair value of a security is less than its cost. Second, impaired securities are evaluated as to whether the impairment is other than temporary based on existing applicable guidance. Lastly, if the impairment is other than temporary, an impairment loss is recognized in earnings equal to the difference between the investment’s cost and fair value as of the reporting date. Under FSP 115-1, the disclosure requirements required by EITF 03-1 issued in December 2003 remain in effect. EITF 03-1 requires the Company to disclose certain information about unrealized losses on its investment portfolio that have not been recognized as other-than-temporary impairments. The requirements under FSP 115-1 are effective for reporting periods beginning after December 15, 2005. The Company believes that the adoption of FSP 115-1 will not have a material effect on the Company’s financial position or results of operations. See Note 3 for disclosures required by EITF 03-1.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123-R, “Share-Based Payment” (“SFAS 123-R”). This Statement is a revision of SFAS 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123-R requires entities to recognize compensation cost for all equity-classified awards after the effective date using the fair-value measurement method. SFAS 123-R is effective for annual periods beginning after June 15, 2005. The adoption of SFAS 123-R is not expected to have a material impact on the Company’s financial position or results of operations.